UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ATA Creativity Global

(Name of Issuer)

Common Shares, $0.01 par value per share**

American Depositary Shares

(Title of Class of Securities)

00211V106***

(CUSIP Number)

Jun Zhang

2203, 22nd Floor, Building No. 15, Jianwai Soho,

No. 39 Dong San Huan Zhong Road, Chaoyang District

Beijing 100022, China

Telephone: +86-139-1096-2192

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Ning Zhang Morgan, Lewis & Bockius, LLP Beijing Kerry Centre South Tower, Suite 823 No. 1 Guang Hua Road, Chaoyang District, Beijing 100020, China	David A. Sirignano Morgan, Lewis & Bockius, LLP 1111 Pennsylvania Avenue, N.W. Washington, D.C. 20004 United States of America

December 24, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	Not for trading, but in connection with the registration of American Depositary Shares, each representing two common shares.
***	CUSIP number of the American Depositary Shares.

CUSIP No. 00211V106	13D	Page 1 of 4

1	Names of reporting persons Jun Zhang
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,360,000 1
	9	Sole dispositive power 0
	10	Shared dispositive power 9,360,000 1
11	Aggregate amount beneficially owned by each reporting person 9,360,000 1
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 14.7% 2
14	Type of reporting person (see instructions) IN

1 Includes 9,360,000 common shares held by Arts Consulting Limited, which is a British Virgin Islands company. Jun Zhang is the sole director and holds 75% of the issued and outstanding share capital of Arts Consulting Limited. The business address of Arts Consulting Limited is CCS Trustees Limited, Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.

2 Percentage calculated based on 63,476,808 outstanding Common Shares as of April 22, 2020 as disclosed in the Issuer’s annual report on Form 20-F filed with the Securities Exchange and Commission on April 28, 2020.

CUSIP No. 00211V106	13D	Page 2 of 4

1	Names of reporting persons Arts Consulting Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,360,000 1
	9	Sole dispositive power 0
	10	Shared dispositive power 9,360,000 1
11	Aggregate amount beneficially owned by each reporting person 9,360,000 1
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 14.7% 2
14	Type of reporting person (see instructions) CO

1 Includes 9,360,000 common shares held by Arts Consulting Limited, which is a British Virgin Islands company. Jun Zhang is the sole director and holds 75% of the issued and outstanding share capital of Arts Consulting Limited. The business address of Arts Consulting Limited is CCS Trustees Limited, Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.

2 Percentage calculated based on 63,476,808 outstanding Common Shares as of April 22, 2020 as disclosed in the Issuer’s annual report on Form 20-F filed with the Securities Exchange and Commission on April 28, 2020.

CUSIP No. 00211V106	13D	Page 3 of 4

This Amendment No. 1 (“Amendment No. 1”) amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on August 15, 2019 (as amended, the “Schedule 13D”) by the Reporting Persons with respect to the common shares, par value $0.01 per share (the “Common Shares”), and American Depositary Shares, each representing two Common Shares (the “ADS”), issued by ATA Creativity Global (the “Issuer”; formerly known as ATA Inc.). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D, unless otherwise defined herein.

Explanatory Note

As previously reported by the Issuer on a current report on Form 6-K filed on December 18, 2019, the Issuer issued 5,662,634 Common Shares to CL-TCC for consideration of $10,022,862.18 in a private placement that closed on December 24, 2019. As a result, the holdings of the Reporting Persons were accordingly diluted, leading to the diminished beneficial ownership of the Issuer that the Reporting Persons are reporting in this Amendment No. 1.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)  As of the date of this filing, the Reporting Persons’ beneficial ownership of the Common Share is as follows:

Name	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Percentage
Jun Zhang	–	9,360,000	14.7%
Arts Consulting Limited	–	9,360,000	14.7%

Percentages are based upon 63,476,808 outstanding Common Shares of the Issuer as of April 22, 2020.

(b) Number of shares of Common Share beneficially owned as to which the Reporting Persons have:

(i) shared power to vote or direct the vote:

Name	Number of Shares
Jun Zhang	9,360,000
Arts Consulting Limited	9,360,000

(ii) shared power to dispose or direct the disposition:

Name	Number of Shares
Jun Zhang	9,360,000
Arts Consulting Limited	9,360,000

(c) No Reporting Persons have engaged in any transactions in the Issuer’s Common Shares in the last 60 days.

(d) and (e): Not applicable.

CUSIP No. 00211V106	13D	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 21, 2020

Jun Zhang

/s/ Jun Zhang

Arts Consulting Limited

By:	/s/ Jun Zhang
Name:	Jun Zhang
Title:	Director